Liquidnet, Inc.   BD Number: 103987

06/02/2026

BD – DIRECT OWNERS / EXECUTIVE OFFICERS

| Ownership Codes: | NA – less than 5% | B – 10% but less than 25% | D - 50% but less than 75% |
| | A – 5% but less than 10% | C – 25% but less than 50% | E – 75% or more |

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD # (or S.S.No., IRS Tax #, Emp. ID)
BOND, ROBERT	I	CEO/DIRECTOR	09/2021	NA	Y	N	4121948
LANE, JASON	I	CHIEF COMPLIANCE OFFICER	06/2026	NA	Y	N	2671708
ICAP GLOBAL BROKING INC.	DE	SHAREHOLDER	11/2025	E	Y	N	47-1077784
PEZEU, CHRISTIAN JEAN MICHEL	I	CHIEF FINANCIAL OFFICER	04/2021	NA	Y	N	5661987
DUGAN, PETER JOSEPH	I	GENERAL COUNSEL	03/2026	N/A	N	N	352313